EXHIBIT 99.1

FirstService Reports Strong Third Quarter Results

Strong Organic Growth Drives Double-Digit Revenue Increases Across Both Divisions

Operating highlights:

	Three months ended		Nine months ended
	September 30		September 30
	2021	2020	2021	2020

Revenues (millions)	$849.4	$741.9	$2,392.1	$1,997.4
Adjusted EBITDA (millions) (note 1)	94.2	88.7	243.8	203.8
Adjusted EPS (note 2)	1.50	1.19	3.36	2.44

GAAP Operating Earnings	61.5	59.1	156.8	120.0
GAAP EPS	1.03	0.75	2.35	1.52

TORONTO, Oct. 26, 2021 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today reported strong results for its third quarter ended September 30, 2021. All amounts are in US dollars.

Consolidated revenues for the third quarter were $849.4 million, a 14% increase relative to the same quarter in the prior year, including 8% organic growth. Adjusted EBITDA (note 1) increased 6% to $94.2 million, and Adjusted EPS (note 2) was $1.50, representing 26% growth over the prior year quarter. During the third quarter, FirstService reported GAAP Operating Earnings of $61.5 million, up from $59.1 million in the prior year period. The GAAP diluted earnings per share was $1.03 in the quarter, compared to $0.75 for the same quarter a year ago.

For the nine months ended September 30, 2021, consolidated revenues were $2.39 billion, a 20% increase relative to the comparable prior year period, Adjusted EBITDA was $243.8 million, up 20%, and Adjusted EPS was $3.36, an increase of 38% versus the prior year period. FirstService’s GAAP Operating Earnings were $156.8 million in the current year period, versus $120.0 million in the prior year. The GAAP diluted earnings per share for the nine months year-to-date was $2.35, compared to $1.52 in the prior year period.

“We are pleased that all of our businesses contributed in delivering strong organic growth,” said Scott Patterson, Chief Executive Officer of FirstService. “This performance was particularly impressive, given the ongoing labour and resource constraints which limited our ability to drive further growth. Market demand indicators remain strong and provide us with confidence in navigating through the challenging macroeconomic environment,” he concluded.

About FirstService Corporation

FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$3.1 billion in annual revenues and has approximately 24,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The common shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”, and are included in the S&P/TSX 60 Index. More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results
FirstService Residential revenues were $423.1 million for the third quarter, up 13% compared to the prior year quarter, including organic growth of 8% and the remaining contribution from recent tuck-under acquisitions. Revenue growth in the quarter reflected ongoing contract wins and was augmented by increased labour-driven services in our amenity management offering related to further client facility reopenings in the aftermath of the pandemic. Adjusted EBITDA for the quarter was $45.1 million, versus $41.8 million in the prior year period. GAAP Operating Earnings were $38.0 million, versus $35.2 million for the third quarter of last year. Margins decreased during the quarter as a result of increased wage inflation compared to the prior year.

FirstService Brands revenues during the third quarter grew to $426.4 million, up 16% relative to the prior year period. Organic growth was 9%, with the balance from recent tuck-under acquisitions. Top-line growth was broad-based across all of our service lines, including double-digit organic growth at our home improvement brands and Century Fire Protection. Adjusted EBITDA for the third quarter was $53.0 million, versus $48.7 million in the prior year period. GAAP Operating Earnings were $31.1 million, versus $28.5 million in the prior year quarter. The division margin decline was due to increased supply chain costs and associated labour cost increases during the third quarter.

Corporate costs, as presented in Adjusted EBITDA, were $3.9 million in the third quarter, relative to $1.8 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $7.5 million, relative to $4.5 million in the prior year period. The year-over-year cost increase reflects higher compensation expense compared to the prior year third quarter, which included significant COVID-19 expense reductions.

Conference Call
FirstService will be holding a conference call on Tuesday, October 26, 2021 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The numbers to use for this call are 1) toll-free 1-888-241-0551; or 2) for international callers, 647-427-3415. The call will be simultaneously webcast and can be accessed live or after the call at www.firstservice.com in the “Investors / Newsroom” section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2020 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

COMPANY CONTACTS:

D. Scott Patterson
President & CEO

Jeremy Rakusin
Chief Financial Officer

(416) 960-9566

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2021	2020	2021	2020

Net earnings	$52,872	$40,966	$120,735	$76,663
Income tax	17,321	12,969	39,321	24,118
Other income, net	(12,539)	(269)	(15,295)	(645)
Interest expense, net	3,873	5,464	12,031	19,881
Operating earnings	61,527	59,130	156,792	120,017
Depreciation and amortization	23,977	26,184	70,876	73,179
Acquisition-related items	5,152	950	4,946	1,752
Stock-based compensation expense	3,540	2,468	11,230	8,880
Adjusted EBITDA	$94,196	$88,732	$243,844	$203,828

2. Reconciliation of net earnings and diluted net earnings per share to adjusted net earnings and adjusted net earnings per share:

Adjusted earnings per share is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2021	2020	2021	2020

Net earnings	$52,872	$40,966	$120,735	$76,663
Non-controlling interest share of earnings	(1,564)	(760)	(6,927)	(5,841)
Acquisition-related items	5,152	950	4,946	1,752
Amortization of intangible assets	10,567	13,191	30,987	35,416
Stock-based compensation expense	3,540	2,468	11,230	8,880
Income tax on adjustments	(3,668)	(4,071)	(10,977)	(11,517)
Non-controlling interest on adjustments	(404)	(303)	(756)	(823)
Adjusted net earnings	$66,495	$52,441	$149,238	$104,530

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2021	2020	2021	2020

Diluted net earnings per share	$1.03	$0.75	$2.35	$1.52
Non-controlling interest redemption increment	0.13	0.17	0.22	0.13
Acquisition-related items	0.11	0.02	0.11	0.04
Amortization of intangible assets, net of tax	0.17	0.21	0.50	0.60
Stock-based compensation expense, net of tax	0.06	0.04	0.18	0.15
Adjusted earnings per share	$1.50	$1.19	$3.36	$2.44

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
	Three months		Nine months
	ended September 30		ended September 30
	2021	2020	2021	2020

Revenues	$849,431	$741,932	$2,392,127	$1,997,360

Cost of revenues	579,309	496,367	1,624,797	1,343,526
Selling, general and administrative expenses	179,466	159,301	534,716	458,886
Depreciation	13,410	12,993	39,889	37,763
Amortization of intangible assets	10,567	13,191	30,987	35,416
Acquisition-related items (1)	5,152	950	4,946	1,752
Operating earnings	61,527	59,130	156,792	120,017
Interest expense, net	3,873	5,464	12,031	19,881
Other income (2)	(12,539)	(269)	(15,295)	(645)
Earnings before income tax	70,193	53,935	160,056	100,781
Income tax	17,321	12,969	39,321	24,118
Net earnings	52,872	40,966	120,735	76,663
Non-controlling interest share of earnings	1,564	760	6,927	5,841
Non-controlling interest redemption increment	5,693	7,379	9,603	5,588
Net earnings attributable to Company	$45,615	$32,827	$104,205	$65,234

Net earnings per common share
Basic	$1.04	$0.76	$2.38	$1.54
Diluted	1.03	0.75	2.35	1.52

Adjusted earnings per share (3)	$1.50	$1.19	$3.36	$2.44

Weighted average common shares (thousands)
Basic	43,865	43,476	43,798	42,480
Diluted	44,471	43,942	44,351	42,868

Notes to Condensed Consolidated Statements of Earnings
(1) Acquisition-related items include transaction costs, and contingent acquisition consideration fair value adjustments.
(2) Other income includes a $12.5 million pre-tax gain from the divestiture of a small, non-core operation in the FirstService Residential segment.
(3) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

	September 30, 2021	December 31, 2020

Assets
Cash and cash equivalents	$140,861	$184,295
Restricted cash	31,262	24,643
Accounts receivable	534,279	418,890
Prepaid and other current assets	223,442	191,488
Current assets	929,844	819,316
Other non-current assets	17,430	14,970
Fixed assets	134,791	126,569
Operating lease right-of-use assets	156,708	153,185
Goodwill and intangible assets	1,155,621	1,082,500
Total assets	$2,394,394	$2,196,540

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$400,015	$349,692
Other current liabilities	134,922	102,266
Operating lease liabilities - current	38,740	35,315
Long-term debt - current	56,378	56,478
Current liabilities	630,055	543,751
Long-term debt - non-current	509,270	533,126
Operating lease liabilities - non-current	128,885	128,793
Other liabilities	105,191	96,093
Deferred income tax	40,078	41,345
Redeemable non-controlling interests	212,814	193,034
Shareholders' equity	768,101	660,398
Total liabilities and equity	$2,394,394	$2,196,540

Supplemental balance sheet information
Total debt	$565,648	$589,604
Total debt, net of cash	424,787	405,309

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Nine months ended
	September 30		September 30
	2021	2020	2021	2020

Cash provided by (used in)

Operating activities
Net earnings	$52,872	$40,966	$120,735	$76,663
Items not affecting cash:
Depreciation and amortization	23,978	26,184	70,877	73,179
Deferred income tax	(995)	(2,134)	(2,725)	(6,339)
Other	(3,998)	2,486	4,000	8,155
	71,857	67,502	192,887	151,658

Changes in non-cash working capital
Accounts receivable	(41,135)	(27,384)	(79,821)	5,509
Payables and accruals	22,073	34,295	13,705	52,630
Other	(24,254)	(32,494)	8,493	(14,837)
Net cash provided by operating activities	28,541	41,919	135,264	194,960

Investing activities
Acquisition of businesses, net of cash acquired	(46,408)	(64,507)	(86,011)	(64,507)
Disposition of business, net of cash disposed	15,780	-	15,780	-
Purchases of fixed assets	(13,245)	(8,820)	(42,348)	(30,901)
Other investing activities	(1,836)	(544)	(6,112)	(1,330)
Net cash used in investing activities	(45,709)	(73,871)	(118,691)	(96,738)

Financing activities
Increase in long-term debt, net	(6,922)	(41,863)	(24,827)	(163,787)
Proceeds received on common share issuance	-	-	-	150,008
Purchases of non-controlling interests, net	(276)	(3,723)	(5,676)	(18,790)
Dividends paid to common shareholders	(7,999)	(7,168)	(23,190)	(20,259)
Distributions paid to non-controlling interests	(1,057)	(3,368)	(8,213)	(3,418)
Other financing activities	(1,345)	5,255	8,516	6,483
Net cash used in financing activities	(17,599)	(50,867)	(53,390)	(49,763)

Effect of exchange rate changes on cash	(531)	(101)	2	(385)

Increase (decrease) in cash, cash equivalents and restricted cash	(35,298)	(82,920)	(36,815)	48,074

Cash, cash equivalents and restricted cash, beginning of period	207,421	265,285	208,938	134,291

Cash, cash equivalents and restricted cash, end of period	$172,123	$182,365	$172,123	$182,365

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended September 30

2021
Revenues	$423,069	$426,362	$-	$849,431
Adjusted EBITDA	45,083	53,009	(3,896)	94,196

Operating earnings	37,998	31,074	(7,545)	61,527

2020
Revenues	$374,756	$367,176	$-	$741,932
Adjusted EBITDA	41,805	48,678	(1,751)	88,732

Operating earnings	35,200	28,451	(4,521)	59,130

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Nine months ended September 30

2021
Revenues	$1,179,770	$1,212,357	$-	$2,392,127
Adjusted EBITDA	120,984	134,587	(11,727)	243,844

Operating earnings	101,646	78,329	(23,183)	156,792

2020
Revenues	$1,052,572	$944,788	$-	$1,997,360
Adjusted EBITDA	102,940	106,468	(5,580)	203,828

Operating earnings	84,604	50,722	(15,309)	120,017